CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68192

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KIDRON CAPITAL SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 West 57th St, 37th FL
(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Segall   212-752-4404   mark.segall@kidroncap.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130 MAITLAND   FL   32751
(Address)   (City)   (State)   (Zip Code)

JULY 28, 2004

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Segall _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kidron Capital Securities LLC _____, as of 3/23 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Member/CEO

MARK B. SEGALL

Salwa Anaam
03/25/24

SALWA ANAAM
Notary Public - State of New York
NO. 01AN0016468
Qualified in New York County
My Commission Expires Nov 16, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KIDRON CAPITAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

KIDRON CAPITAL SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Kidron Capital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kidron Capital Securities LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kidron Capital Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kidron Capital Securities LLC management. Our responsibility is to express an opinion on Kidron Capital Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kidron Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Aggregate Indebtedness Under Rule 17s-5 of the Securities and Exchange Commission and Schedule III, Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Kidron Capital Securities LLC's financial statements. The supplemental information is the responsibility of Kidron Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Aggregate Indebtedness Under Rule 17s-5 of the Securities and Exchange Commission and Schedule III, Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2025 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Kidron Capital Securities LLC's auditor since 2011.

Maitland, Florida

March 18, 2026

KIDRON CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	23,953
CRD deposit		2,395
Total assets	$	26,348

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	11,000
Total liabilities		11,000
Member's equity		15,348
Total liabilities and member's equity	$	26,348

The accompanying notes are an integral part of these financial statements.

KIDRON CAPITAL SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Advisory fee	$ 627,622
Investment Banking	7,464,460
Other Income	36,720
Services income (Rep Fee)	13,200
Total revenue	8,142,002

EXPENSES:

Regulatory Expense	29,332
Employee compensation and other benefits	6,464,675
Occupancy expense - related party	55,840
Professional fees	103,149
Consulting fees	1,425,000
Other expenses	85,849
Total expenses	8,163,845
Net Income (Loss)	$ (21,843)

The accompanying notes are an integral part of these financial statements.

KIDRON CAPITAL SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Member's Equity
Balance, January 1, 2025	$ 37,190
Member Distribution	-
Net Income	(21,842)
Balance, December 31, 2025	$ 15,348

The accompanying notes are an integral part of these financial statements.

4

KIDRON CAPITAL SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income (loss)	$	(21,843)
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Accounts receivable		-
CRD deposit		(1,897)
Accounts payable and accrued expenses		7,753
Net cash used by operating activities		(15,987)
Cash flows from financing activities:		
Member distributions		-
Net cash used by financing activities		-
Net decrease in cash		(15,987)
Cash at the beginning of the year		39,940
Cash at the end of the year	$	23,953
Supplemental Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements.

5

1. ORGANIZATION AND NATURE OF BUSINESS

Kidron Capital Securities LLC (the "Company") was formed in the state of Delaware on July 8, 2008. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 4, 2010. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Allowance for doubtful accounts – the company evaluates the collectivity of accounts receivable when recorded. No allowance for doubtful accounts was deemed necessary at December 31, 2025.

Revenue recognition

Significant Judgements – Revenue from contracts with customers includes commission income and fees from investment banking and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees – The Company provides advisory services on mergers and acquisitions (M&A). Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract. Retainers and other fees received from customers prior to completing performance obligations are reflected as contract liabilities. At December 31, 2025, there were no unsatisfied performance obligations.

Investment Banking – The Company received revenue from mergers and acquisitions for which it is a participant for securing funding for an engagement. Revenue is recognized at the point in time that performance obligations under the arrangement are satisfied (notified of the closing date).

Income taxes - The Company, is a dual-member LLC with the managing member owning 99.75% and is disregarded for tax purposes. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Effective March 1, 2010, the Company executed an expense sharing agreement with Kidron Corporate Advisors, LLC (Corporate), which was revised January 1, 2015, which is 100 percent owned by the managing member of Kidron Capital Securities. The agreement stipulates that Corporate will pay certain operating expenses of the Company, including rent, for which the Company does not have an obligation, directly, or indirectly, to reimburse or otherwise compensate Corporate. The Company paid Corporate $55,839.84 in rent and $6,000 in Administrative Services for the year ended December 31, 2025.

Effective July 1, 2010, the Company executed a consulting agreement with Corporate for consulting services regarding strategy and corporate advice to emerging growth companies. In 2024 the Company made no payments to Corporate for consulting services.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2025, the cash deposits did not exceed the FDIC limits.

Total revenue for the year ended December 31, 2025, includes commissions earned from one customer which accounted for 24% of revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2025, the Company's net capital was $12,953 as defined by the SEC, which was $7,953 in excess of its minimum net capital requirement of $5,000 (see page 9). The Company's percentage of aggregate indebtedness to net capital was approximately 85% versus the maximum allowable percentage of 1500%.

6. SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. COMMIMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

8. CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had no accounts receivable as of December 31, 2025.

9. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 11, 2026, the date the financial statements were available to be issued, and determined there were no events requiring recording or disclosures.

10. COMPANY CONDITION

The Company has a loss of $21,843 for the year ended December 31, 2025. The Company stockholder has agreed to provide capital contributions to the Company as necessary for it to continue operations to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going-concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

KIDRON CAPITAL SECURITIES LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Calculation of Net Capital:

Total stockholder's equity qualified for net capital	$	15,348
Non-allowable assets		2,395
Net capital before haircuts on securities positions		12,953
Haircuts on securities positions		
Net capital		12,953
Less: minimum net capital based on the greater of $5,000 or 6 2/3% of aggregate indebtedness ($3,247)		5,000
Net capital in excess of minimum requirement	$	7,953

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2025.

The accompanying notes are an integral part of these financial statements

KIDRON CAPITAL SECURITIES LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

CALCULATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	11,000
Total aggregate indebtedness	$	11,000
Percentage of aggregate indebtedness to net capital		84.9%
6 2/3% of aggregate indebtedness	$	733

The accompanying notes are an integral part of these financial statements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Kidron Capital Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kidron Capital Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement opportunities (primary and secondary sales of non-controlling and controlling interests in companies) of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kidron Capital Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kidron Capital Securities LLC's compliance with the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 18, 2026


Kidron Capital Securities' LLC
Exemption Report

Kidron Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to business activities focusing on private placement opportunities (primary and secondary sales of non-controlling and controlling interests in companies) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kidron Capital Securities LLC

I, Mark Segall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

Title: Managing Member

February 3, 2026